Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

Nine Months Ended
September 30,
2008
Earnings:
Income from continuing operations before income taxes and minority interest	$625.1
Portion of rents representative of interest expense	7.2
Interest on indebtedness, including amortization of deferred loan costs	19.6
Amortization of capitalized interest	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—

Earnings, as adjusted	$651.9

Fixed Charges:
Portion of rents representative of interest expense	$7.2
Interest on indebtedness, including amortization of deferred loan costs	19.6
Capitalized interest	26.4

Total fixed charges	$53.2

Ratio of earnings to fixed charges	12.25x